Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Twelve Months Ended December 31,					Nine Months Ended September 30, 2004
	1999	2000	2001	2002	2003
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle *	$89,220	$79,316	$97,613	$107,495	$88,169	$73,894
Fixed charges	20,508	28,438	15,755	33,344	39,779	28,035
Amortization of capitalized interest	457	459	465	471	462	347
Capitalized interest	(1,215)	(1,282)	(764)	(231)	(102)	(365)

Total earnings	$108,970	$106,931	$113,069	$141,079	$128,308	$101,911

FIXED CHARGES:
Interest expense	$19,167	$27,009	$14,606	$22,907	$36,597	$25,248
Capitalized interest	1,215	1,282	764	231	102	365
Debt expense amortization	—	—	253	9,950	2,830	2,224
Rent expense representative of interest factor	126	147	132	256	250	198

Total fixed charges	$20,508	$28,438	$15,755	$33,344	$39,779	$28,035

Ratio of earnings to fixed charges	5.3	3.8	7.2	4.2	3.2	3.6

*	Excludes equity investment income and minority interest expense.